P.E. 1/10/02
0-30924

02012855

CONFORMED COPY

Total No. of Pages: 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 10, 2002

Commission file number: **0-30924**

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI plc AGREES SALE OF DATA SYSTEMS SUBSIDIARY FOR $400 MILLION IN CASH

London, January 10, 2002 - Marconi plc (London and NASDAQ: MONI) today announced that it has reached agreement to sell its Data Systems subsidiary to Danaher Corporation (NYSE: DHR) for US$ 400 million (approximately £277 million: $1=0.693 GBP) in cash. The transaction, which is subject to regulatory approvals, is expected to close before March 31, 2002, the end of Marconi's financial year. The proceeds will be used to reduce Group net debt.

Mike Parton, Marconi chief executive, said: "This transaction represents a significant further step towards Marconi's stated objective of maximising cash proceeds from non-core asset disposals and further helps the Marconi management team to apply focus and commitment towards our core communications business."

Marconi Data Systems, headquartered in Wood Dale, Illinois, is a leading global supplier of digital, non-contact industrial ink jet printers; graphics, laser and postal printing systems; and field services, spare parts, fluids and accessories. During the six month period ended September 30, 2001, the company contributed sales of £103 million and profits, before interest and tax, of £11 million in the Group's consolidated accounts. For the 12 month period ended March 31, 2001, the company contributed sales of £239 million and profits, before interest and tax, of £48 million.

The value of the Marconi Data Systems' net assets was £93 million as at September 30, 2001.

ENDS/...

About Marconi
Marconi has research and development facilities in 19 countries, manufacturing operations in 16 countries, and customers in over 100 countries. Marconi delivers innovative solutions that transform communications networks. Marconi plc is listed on the London Stock Exchange and Nasdaq under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

About Marconi Data Systems Inc.
Marconi Data Systems Inc. manufactures and markets the world's leading line of digital, non-contact, ink jet printing and laser coding equipment, high speed addressing and mailing equipment and in-line graphic control and postal coding systems.

Marconi Data Systems Inc. has an installed base of over 200,000 units worldwide, and has over 1500 employees in 22 operations around the world. It operates nine subsidiaries/direct sales organisations located in Canada, France, Germany, Ireland, Japan, The Netherlands, Singapore, Spain and the United Kingdom. MDS' distribution network includes over 250 Distributors and

OEMs worldwide serving over 100 countries, and more than 280 direct sales and service personnel in the USA alone.

About Danaher Corporation

Danaher Corporation is a leading manufacturer of Process / Environmental Controls and Tools and Components.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

David Beck/Wendy Timmons
Bell-Pottinger Financial
+ 44 (0) 20 7861 3864/3890

Joe Kelly
Public Relations
Marconi plc
+ 44 (0) 20 7306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+ 44 (0) 20 7306 1735
heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________

Name: N C Porter

Title: Secretary

Date: January 10, 2002